Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

January 9, 2007

Joshua Thomas

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

China RuiTai International Holdings Co., Ltd.

Form 8-K Item 4.01

Filed 12/21/2007

Commission File No. 000-04494

Dear Mr. Thomas:

On behalf of China RuiTai International Holdings Co., Ltd., a Delaware corporation (the “Company”), enclosed please find the Company’s responses to your comment letter dated December 27, 2007:

Item 4.01 Form 8-K filed December 21, 2007

1.

All SEC registrants must have their financial statements audited by a PCAOB- registered accounting firm.  We note you have engaged Keith Zhen, LLP (Hong Kong), a firm that does not appear to be registered with the PCAOB.  Please tell us what relationship if any, this firm has with the PCAOB-registered firm, Keith K. Zhen CPA of Brooklyn, New York.  If the two firms are the same, tell us why you have engaged the Hong Kong entity when it is not registered.  If the firms are not the same, please engage a duly registered accounting firm.

Response

The information contained in the 8-K filed by the Company on December 21, 2007, regarding the dismissal and appointment of independent auditors contained a typographical error regarding the name and address of the accounting firm that the Company has engaged to serve as its independent auditor.  The Company has engaged Keith K. Zhen, CPA, a PCAOB-registered accountant, to serve as the independent auditor for the Company for the fiscal year ended December 31, 2007.  An 8-K/A amending the 8-K filed by the Company on December 21, 2007, was filed on January 9, 2008, in which the Company revised the disclosures set forth in Item 4.01 regarding the name and address of the accounting firm that the Company has engaged.

Specifically, the Company revised the disclosures to accurately state the name and address of Keith K. Zhen, CPA.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

Sincerely yours,

Frascona, Joiner, Goodman and Greenstein, P.C.

By: /s/ Gary S. Joiner

gary@frascona.com

China RuiTai International Holdings Co., Ltd.

Wenyang Town

Feicheng City

ShanDong, China 271603

Ph: 86 538 3850 703

January 7, 2007

Joshua Thomas

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

China RuiTai International Holdings Co., Ltd.

Form 8-K Item 4.01

Filed 12/21/2007

Commission File No. 000-04494

Dear Mr. Thomas:

In connection with our 8-K/A filing and our supplemental written responses to   your comment letter dated December 27, 2007, China RuiTai International Holdings Co., Ltd., a Delaware corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

China RuiTai International Holdings Co., Ltd.

By: /s/ Dian Min Ma, Chief Executive Officer